SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02047157

# FORM 6-K

RECD S.E.C.
JUL 3 0 2002
1086

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 19 2002.

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

PROCESSED
JUL 3 1 2002
THOMSON
FINANCIAL

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

## GENERAL INSTRUCTIONS

**A. Rule as to Use of Form 6-K.**

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

**B. Information and Documents Required to be Furnished.**

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

**C. Preparation and Filing of Report.**

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

**D. Translations of Papers and Documents Into English.**

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
(Registrant)

Date July 26, 2002 By ______________
(Signature)[1]

Name: Wilson Chan
Title: Company Secretary

[1]Print the name and title of the signing officer under his signature.

# The Wharf (Holdings) Limited
# Change in Directorate

*Hong Kong, July 24, 2002* ..... The Wharf (Holdings) Limited announced the appointment of Professor Edward K Y CHEN, CBE, JP, Mr Paul M F CHENG, JP, and Dr Raymond K F CH'IEN, GBS, CBE, JP, as Non-executive Directors of the Company, with effect from August 1, 2002. Following his recent new appointment as the Secretary for Education and Manpower for the HKSAR Government to be effective on the same day, Professor Arthur K C LI, GBS, JP, has tendered his resignation from the Board, with effect from that day.

With these new appointments, the total number of independent non-executive directors on the Wharf Board will be increased to eight out of a total of 16 members. The Group said it will benefit from these newly-appointed non-executive directors' valuable experience in various sectors of the community.

Professor Edward Chen is currently the president of Lingnan University. He is also an honorary professor and distinguished fellow of the Centre of Asian Studies at the University of Hong Kong, an honorary professor of Shantou University, and a visiting professor of Jinan University. He is a director of First Pacific Company Limited and Asia Satellite Telecommunications Holdings Limited and a trustee of Eaton Vance Management Funds. Professor Chen also holds a number of public offices. He is currently a member of the Services Promotion Strategic Group, the Hong Kong Committee for Pacific Economic Cooperation and the Banking Advisory Committee.

.../2

Mr Paul Cheng was formerly the chairman of Inchcape Pacific Limited and N M Rothschild and Sons (Hong Kong) Limited and a founding partner of China Key Consultants Limited. He is currently a steward of the Hong Kong Jockey Club and a member of the executive committee of the PRC-based All China Federation of Industry and Commerce. He also serves as an advisor to the China National Committee for Pacific Economic Co-operation and China Center for Economic Research of the Peking University. Mr Cheng was the chairman of The Hong Kong General Chamber of Commerce (1992-94) and the American Chamber of Commerce in Hong Kong (1987).

Dr Raymond Ch'ien is the executive chairman of chinadotcom corporation and the chairman of its subsidiary, hongkong.com corporation. He is also the non-executive chairman of HSBC Private Equity (Asia) Limited, as well as a director of HSBC Holdings plc, Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Inmarsat Ventures plc, Convenience Retail Asia Limited, MTR Corporation Limited and VTech Holdings Limited. Active in public services, Dr Ch'ien is the chairman of the Hong Kong/Japan Business Cooperation Committee and the Advisory Committee on Corruption of the Independent Commission Against Corruption. He is also an honorary president and past chairman of the Federation of Hong Kong Industries.

###

For enquiries, please contact:

Margaret Ng
Corporate Communications Manager
The Wharf (Holdings) Limited
Tel: (852) 2118 2196
Fax: (852) 2118 2028
E-mail: pr@wharfholdings.com